Exhibit 4.4

Description of Common Stock

General.    Lake Shore Bancorp, Inc. is authorized to issue 25,000,000 shares of common stock having a par value of $0.01 per share.  Each share of Lake Shore Bancorp, Inc.’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. As of December 31, 2019, Lake Shore Bancorp, Inc. had 5,924,339 shares of common stock outstanding.  Presented below is a description of the features of Lake Shore Bancorp, Inc.’s common stock.

Dividends.  Lake Shore Bancorp, Inc. can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law.  The holders of common stock of Lake Shore Bancorp, Inc. will be entitled to receive and share equally in such dividends as may be declared by the board of directors of Lake Shore Bancorp, Inc. out of funds legally available therefor.  The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies.  In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall supervisory financial condition.  Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate or earnings retention is inconsistent with the company’s capital needs and overall financial condition.  The ability of a savings and loan holding company to pay dividends may be restricted if a subsidiary savings association becomes undercapitalized.

The Dodd-Frank Act requires federally-chartered mutual holding companies to give the Federal Reserve Board notice before waiving the receipt of dividends, and provides that in the case of “grandfathered” mutual holding companies, like Lake Shore, MHC, the Federal Reserve Board “may not object” to a dividend waiver if the board of directors of the mutual holding company waiving dividends determines that the waiver: (i) would not be detrimental to the safe and sound operation of the subsidiary savings bank; and (ii) is consistent with the board’s fiduciary duties to members of the mutual holding company.  To qualify as a grandfathered mutual holding company, a mutual holding company must have been formed, issued stock and waived dividends prior to December 1, 2009.  Lake Shore, MHC qualifies as a grandfathered mutual holding company.  The Dodd-Frank Act further provides that the Federal Reserve Board may not consider waived dividends in determining an appropriate exchange ratio upon the conversion of a grandfathered mutual holding company to stock form.  The Federal Reserve Board has issued an interim final rule that also requires, as a condition to waiving dividends, that each mutual holding company obtain the approval of a majority of the eligible votes of its members within 12 months prior to the declaration of the dividend being waived.  Lake Shore, MHC solicits its members (depositors of Lake Shore Savings Bank) each year to vote on the proposal to waive the MHC’s receipt of quarterly cash dividends to be declared by Lake Shore Bancorp, Inc. for the following four quarters and requests the Federal Reserve Board’s non-objection. It is expected that Lake Shore, MHC will continue to waive future dividends, except to the extent dividends are needed to fund Lake Shore, MHC’s continuing operations, subject to the ability of Lake Shore, MHC to obtain regulatory approval of its requests to waive dividends and its ability to obtain future member approval of dividend waivers.

Pursuant to our charter, Lake Shore Bancorp, Inc. is authorized to issue preferred stock.  If Lake Shore Bancorp, Inc. issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.    The holders of common stock of Lake Shore Bancorp, Inc. possess exclusive voting rights in Lake Shore Bancorp, Inc. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.  If Lake Shore Bancorp, Inc. issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation.  In the event of any liquidation, dissolution or winding up of Lake Shore Savings Bank,  Lake Shore Bancorp, Inc., as holder of Lake Shore Savings Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Lake Shore Savings Bank, including all deposit accounts and accrued interest thereon, all assets of Lake Shore Savings Bank available for distribution.  In the event of liquidation, dissolution or winding up of Lake Shore Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Lake Shore Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Rights to Buy Additional Shares.  Holders of the common stock of Lake Shore Bancorp, Inc. are not entitled to preemptive rights.  Preemptive rights are the priority right to buy additional shares if Lake Shore Bancorp, Inc. issues more shares in the future.  The common stock is not subject to redemption.

Restrictions on the Acquisition of Lake Shore Bancorp, Inc.

The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire Lake Shore Bancorp, Inc.,  Lake Shore Savings Bank or their respective capital stock are described below.  Also discussed are certain provisions in Lake Shore Bancorp, Inc.’s charter and bylaws that may be deemed to affect the ability of a person, firm or entity to acquire Lake Shore Bancorp, Inc.

Mutual Holding Company Structure

Lake Shore, MHC owns a majority of the outstanding common stock of Lake Shore Bancorp, Inc. and, through its board of directors, is able to exercise voting control over virtually all matters put to a vote of stockholders.  For example, Lake Shore, MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of Lake Shore Bancorp, Inc.  It will not be possible for another entity to acquire Lake Shore Bancorp, Inc. without the consent of Lake Shore, MHC.    Lake Shore, MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of Lake Shore Bancorp, Inc.

Federal Law

Under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition.

Control, as defined under federal law, means ownership, control, or holding with power to vote, of 25% or more of any class of voting stock.  Federal regulations establish a rebuttable presumption of control upon ownership, control, or holding with power to vote, of 10% or more of a class of voting stock where (i) the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or (ii) no other person will own control or hold the power to vote a greater percentage of that class of voting securities.

The Federal Reserve Board may deny an acquisition of control if it finds, among other things, that:

•	the acquisition would result in a monopoly or substantially lessen competition;
•	the financial condition of the acquiring person might jeopardize the financial stability of the institution;
•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person; or
•	the acquisition would have an adverse effect on the Deposit Insurance Fund.

Charters and Bylaws of Lake Shore Bancorp, Inc.

The following discussion is a summary of provisions of the charter and bylaws of Lake Shore Bancorp, Inc. that may be deemed to affect the ability of a person, firm or entity to acquire Lake Shore Bancorp, Inc.  The description is necessarily general and qualified by reference to the charter and bylaws.

Classified Board of Directors.  The board of directors of Lake Shore Bancorp, Inc. is required by the charter and bylaws to be divided into three staggered classes that are as equal in size as is possible.  Each year one class will be elected by stockholders of Lake Shore Bancorp, Inc. for a three-year term.  A classified board promotes continuity and stability of management of Lake Shore Bancorp, Inc., but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur.

Authorized but Unissued Shares of Capital Stock.    Lake Shore Bancorp, Inc. has authorized but unissued shares of preferred stock and common stock.  Although these shares could be used by the board of directors of Lake Shore Bancorp, Inc. to make it more difficult or to discourage an attempt to obtain control of Lake Shore Bancorp, Inc. through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes since Lake Shore, MHC will own a majority of the common stock for so long as we remain in the mutual holding company structure.

How Shares are Voted.    Lake Shore Bancorp, Inc.’s charter provides that there will not be cumulative voting by stockholders for the election of Lake Shore Bancorp, Inc.’s directors.  No cumulative voting rights means that Lake Shore, MHC, as the holder of a majority of the shares eligible to be voted at a meeting of stockholders, may elect all directors of Lake Shore Bancorp, Inc. to be elected at that meeting.  This could prevent minority stockholder representation on Lake Shore Bancorp, Inc.’s board of directors.

Procedures for Stockholder Nominations and Proposals for New Business.    Lake Shore Bancorp, Inc.’s bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the Secretary of Lake Shore Bancorp, Inc. at least 30 days before the date of the annual meeting provided, however, that in the event less than 40 days notice of the annual meeting is given, a written proposal may be accepted from a stockholder not later than the close of business on the 10th day following notice of the annual meeting.  Management believes that it is in the best interests of Lake Shore Bancorp, Inc. and its stockholders to provide enough time for management to disclose to stockholders information about a dissident slate of nominations for directors.  This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of stockholders generally.  Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

Limitations on Calling Special Meetings of Stockholders.  Lake Shore Bancorp, Inc.’s charter provides that special meetings of our stockholders may be called by the chairman of the board, the president, or a majority of the board of directors, and shall be called by the chairman of the board, the president, or the secretary upon the written request of the holders of not less than one-tenth of all of our outstanding shares of voting stock.

Qualifications. The bylaws of Lake Shore Bancorp, Inc. provide that no person will be eligible to serve on the board of directors who has in the past 10 years been subject to a supervisory action by a financial regulatory agency that involved dishonesty or breach of trust or other bad actions, has been convicted of a crime involving dishonesty or breach of trust that is punishable by a year or more in prison, or is currently charged with such a crime, or has been found by a regulatory agent or a court to have breached a fiduciary duty involving personal profit or committed a willful violation of any law governing banking securities or insurance. These provisions may prevent stockholders from nominating themselves or persons of their choosing for election to the board of directors.